SCHEDULE 13E-3/A

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                     Rule 13e-3 Transaction Statement
  (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                                Rule 13e-3
                     (Section 240.13e-3) thereunder)

                             Amendment No. 3

                    Universal Hospital Services, Inc.
                           (Name of the Issuer)


                          UHS Acquisition Corp.,
                    J.W. Childs Equity Partners, L.P.,
         Universal Hospital Services, Inc. and David E. Dovenberg
                   (Name of Person(s) Filing Statement)

                  Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                                91359L109
                  (CUSIP Number of Class of Securities)

 Mr. Steven G. Segal      Mr. Steven G. Segal      Mr. Thomas A. Minner
 UHS Acquisition Corp.    J.W. Childs Equity       Universal Hospital
 One Federal Street         Partners, L.P.           Services, Inc.
 21st Floor               One Federal Street       1250 Northland Plaza
 Boston,                  21st Floor               3800 West 80th Street
 Massachusetts  02110     Boston,                  Bloomington, Minnesota
 (617) 753-1100           Massachusetts 02110      55431-4442
                          (617) 753-1100           (612) 893-3200

                          Mr. David E. Dovenberg
                    Universal Hospital Services, Inc.
                           1250 Northland Plaza
                          3800 West 80th Street
                    Bloomington, Minnesota 55431-4442
                              (612) 893-3200
                             with copies to:

            Louis A. Goodman                        Elizabeth C. Hinck
 Skadden, Arps, Slate, Meagher & Flom LLP          Dorsey & Whitney LLP
            One Beacon Street                     Pillsbury Center South
                31st Floor                        220 South Sixth Street
   Boston, Massachusetts  02108-3194       Minneapolis, Minnesota  55402-1498
             (617) 573-4800                           (612) 340-2600

                             David B. Miller
                           Faegre & Benson LLP
                           2200 Norwest Center
                         90 South Seventh Street
                    Minneapolis, Minnesota 55431-3901
                              (612) 336-3000
                    -----------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications
                 on Behalf of Person(s) Filing Statement)


This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
 b. [ ] The filing of a registration statement under the Securities Act of 1933.
 c.   [ ]  A tender offer.
 d.   [ ]  None of the above.


 Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

-----------------------------------------------------------------------------
 Transaction       The filing fee is calculated pursuant    Amount of filing
 valuation*        to Section 13(e)(3) of the Securities    fee $17,854
 $89,271,646.50    Exchange Act of 1934
 ----------------------------------------------------------------------------

      *Set forth the amount on which the filing fee is calculated and state how it was determined.

 [X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid:                    $17,854
                        -----------------------------------------------------

 Form or Registration No.:                  Schedule 14A
                          ---------------------------------------------------

 Filing Party:                    Universal Hospital Services, Inc.
             ----------------------------------------------------------------

 Date Filed:                              December 15, 1997
            -----------------------------------------------------------------


 INTRODUCTION

      This Amendment No. 3 amends Item 17 and the Exhibit Index of the Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Statement"), as heretofore amended, filed with the Securities and Exchange Commission on December 15, 1997 relating to a Proxy Statement (the "Proxy Statement") filed by Universal Hospital Services, Inc., a Minnesota corporation (the "Company"), in connection with a Special Meeting of Shareholders at which the shareholders of the Company will be asked to vote upon the approval of an Agreement and Plan of Merger, dated as of November 25, 1997, by and among UHS Acquisition Corp., a Minnesota corporation ("Merger Sub"), J.W. Childs Equity Partners, L.P., a Delaware limited partnership ("Childs"), and the Company, providing for the merger of Merger Sub with and into the Company (the "Merger"), with the Company being the surviving corporation of the Merger.

      This Amendment No. 3 is being filed by Merger Sub, Childs, the Company and David E. Dovenberg, an individual resident of the State of Minnesota.

      All information set forth below should be read in connection with the information contained or incorporated by reference in the Statement as previously amended. Such information is in addition to, and does not replace or otherwise amend, the existing information set forth or incorporated by reference in the Statement as previously amended. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Statement.

 Item 17.  Material to be filed as Exhibits

 (c)  Letter Agreement dated February 16, 1998 by and between UHS
      Acquisition Corp. and Gerald L. Brandt (filed herewith)

      Letter Agreement dated February 16, 1998 by and between UHS
      Acquisition Corp. and Robert H. Braun (filed herewith)

      Letter Agreement dated February 16, 1998 by and between UHS
      Acquisition Corp. and Randy C. Engen (filed herewith)

      Letter Agreement dated February 16, 1998 by and between UHS
      Acquisition Corp. and Michael R. Johnson (filed herewith)

      Letter Agreement dated February 16, 1998 by and between UHS
      Acquisition Corp. and Gary L. Preston (filed herewith)


                                SIGNATURES

           After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:  February 17, 1998    UHS ACQUISITION CORP.



                               By /s/ Steven G. Segal
                                  ----------------------------------
                                   Name:  Steven G. Segal
                                   Title:    President

                               J.W. CHILDS EQUITY PARTNERS, L.P.

                               By: J.W. Childs Advisors, L.P.
                                   General Partner

                               By: J.W. Childs Associates, L.P.
                                   General Partner

                               By: J.W. Childs Associates, Inc.
                                   General Partner


                               By /s/ Steven G. Segal
                                  ------------------------------------
                                    Name:  Steven G. Segal
                                    Title: Vice President


                               UNIVERSAL HOSPITAL SERVICES, INC.


                               By  /s/ Paul W. Larsen
                                  ------------------------------------
                                    Name:  Paul W. Larsen
                                    Title: Vice President of Administrative
                                           Services, Secretary and
                                           Treasurer


                                  /s/ David E. Dovenberg
                                  ------------------------------------



                             EXHIBIT INDEX

                                                              Sequentially
 Exhibit                                                        Numbered
 No.                                                              Page
 -------                                                      ------------

 (c)(5) Letter Agreement dated February 16, 1998 by and between UHS Acquisition Corp. and Gerald
             L. Brandt (filed herewith)

 (c)(6) Letter Agreement dated February 16, 1998 by and between UHS Acquisition Corp. and Robert
             H. Braun (filed herewith)

 (c)(7) Letter Agreement dated February 16, 1998 by and between UHS Acquisition Corp. and Randy
             C. Engen (filed herewith)

 (c)(8) Letter Agreement dated February 16, 1998 by and between UHS Acquisition Corp. and Michael R. Johnson (filed herewith)

 (c)(9) Letter Agreement dated February 16, 1998 by and between UHS Acquisition Corp. and Gary
             L. Preston (filed herewith)